Annual Shareholders Meeting Results
the Fund held its annual meeting of shareholders on September 14, 2004. Common Preferred shareholders voted to reelect Hans W. Kertess as a class I Trustee to serve until 2007 and
R. Peter Sullivan III as a class II Trustee to serve until 2005. Preferred shareholders voted to reelect Robert E. Connor as a class I
Trustee to serve until 2007.


the resulting vote count was

                              Affirmative        Withhold Authority

Election of Robert E Connor

                                11884                   23


Election of Hans W. Kertess
                               5134620                519461

Election of R. Peter Sullivan  51347188               518478

Paul Belica, John J. Dalessandro and David C. Flattum continue to serve as Trustees of the Fund.